January 27, 2025

Diana Diaz
Chief Financial Officer
Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, Texas 77027

       Re: Direct Digital Holdings, Inc.
           Registration Statement on Form S-1
           Filed January 17, 2025
           File No. 333-284344
Dear Diana Diaz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Rakesh Gopalan